SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

HC2 Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
404139107
(CUSIP Number)
Michael Gorzynski, 595 Madison Avenue, 29th Floor, New York, NY 10022 (Tel.) (646) 274-9610
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes ).

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
Percy Rockdale LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,422,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,422,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,422,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
Rio Royal LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
MG Capital Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
Michael Gorzynski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,432,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,432,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,432,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
George R. Brokaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
Kenneth S. Courtis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
137,336

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
137,336

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
137,336

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.     Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by (i) Percy Rockdale LLC, a Michigan limited liability company (“Percy Rockdale”), (ii) Rio Royal LLC, a Michigan limited liability company (“Rio Royal”), (iii) MG Capital Management, Ltd., a Cayman Islands company limited by shares (“MG Capital Management”), (iv) Michael Gorzynski, a natural person, (“Mr. Gorzynski,” and, together with Percy Rockdale, Rio Royal and MG Capital Management, the “Percy Reporting Persons”), (v) George R. Brokaw, a natural person (“Mr. Brokaw”) and (vi) Kenneth S. Courtis, a natural person (“Mr. Courtis” and, together with the Percy Reporting Persons and Mr. Brokaw, the “Reporting Persons”).

(b) The principal business address for each of Percy Rockdale, Rio Royal and Mr. Gorzynski is 595 Madison Avenue, 29th Floor, New York, NY 10022. The principal business address of MG Capital Management is c/o Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.  The principal business address of Mr. Brokaw is 27 Great Jones Street, Unit 6E, New York, NY 10012.  The principal business address of Mr. Courtis is 1101 May Tower 1, 7 May Tower Road, Mid-Levels, Hong Kong.

(c) Percy Rockdale and Rio Royal each hold shares of Common Stock of the Issuer that are the subject of this statement.  The principal business of each of Percy Rockdale and Rio Royal is to invest in securities.  The principal business of MG Capital Management is to serve as an investment holding company.  Mr. Gorzynski’s principal occupation is investing, and directing the investment of, assets, including by serving as the sole Manager of Percy Rockdale and the sole Director of MG Capital Management.  As a result of the foregoing relationships, (i) MG Capital Management may be deemed to beneficially own the Shares held by Rio Royal and  (ii) Mr. Gorzynski may be deemed to beneficially own the Shares held by each of Percy Rockdale and Rio Royal.

Mr. Brokaw and Mr. Courtis also each hold shares of Common Stock of the Issuer that are the subject of this statement.  The principal occupation of each of Mr. Brokaw and Mr. Courtis is investing, and directing the investment of, assets.

(d) - (e) During the last five years, none of the Reporting Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Percy Rockdale and Rio Royal are each Michigan limited liability companies.  MG Capital Management is a Cayman Islands company limited by shares.  Mssrs. Brokaw and Gorzynski are citizens of the United States of America.  Mr. Courtis is a citizen of Canada.

Item 3.     Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the Shares to which this Statement relates were purchased on behalf of the Reporting Person using the investment capital of the respective Reporting Person.  The aggregate amount of funds used for the purchase of the securities held by the Percy Reporting Persons reported herein was approximately $5,454,820.00 excluding commissions.  The aggregate amount of funds used for the purchase of the securities held by Mr. Brokaw reported herein was approximately $61,265.00 excluding commissions.  The aggregate amount of funds used for the purchase of the securities held by Mr. Courtis reported herein was approximately $465,484.20 excluding commissions.

Item 4.     Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On February 13, 2020, Percy Rockdale delivered a Stockholder Nomination Letter (the “Nomination Letter”) to the Issuer, notifying the Issuer of its intent to nominate six highly qualified individuals (the “Proposed Nominees”), for election to the Issuer’s board of directors (the “Board”) at the Issuer’s 2020 annual meeting of stockholders (the “Annual Meeting”). In the Nomination Letter, Percy Rockdale reserved the right, depending on certain factors, including the total number of directors up for election at the Issuer’s 2020 annual meeting, to withdraw certain or all of its Proposed Nominees, to nominate additional nominees for election to the Board at the Issuer’s 2020 annual meeting and/or to replace any of the Proposed Nominees.
On February 18, 2020, the Reporting Persons issued a press release announcing the nominations.  A copy of the press release is attached hereto as Exhibit 99.3 and incorporated herein by reference in its entirety.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The aggregate percentage of shares of Common Stock reported owned is based upon 45,935,196 shares of Common Stock outstanding as of October 31, 2019 as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 5, 2019.

As of the date hereof, Percy Rockdale beneficially owned 2,422,000 Shares, constituting approximately 5.3% of the Shares outstanding.  As of the date hereof, Rio Royal beneficially owned 10,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of its relationship with Rio Royal discussed in further detail in Item 2, MG Capital Management may be deemed to be the beneficial owner of the Shares owned directly by Rio Royal.  By virtue of his relationships with Percy Rockdale and Rio Royal discussed in further detail in Item 2, Mr. Gorzynski may be deemed to beneficially own the Shares owned directly by each of Percy Rockdale and Rio Royal.  Percy Rockdale and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Percy Rockdale.  Rio Royal, MG Capital Management and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Rio Royal.

As of the date hereof, Mr. Brokaw beneficially owned 18,000 Shares, constituting less than 1% of the Shares outstanding.  As of the date hereof, Mr. Courtis beneficially owned 137,336 Shares, constituting less than 1% of the Shares outstanding.

(c) Except as disclosed on Schedule A attached hereto, none of the Reporting Persons have entered into any transactions involving the Common Stock during the past 60 days.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,587,336 Shares, constituting approximately 5.6% of the outstanding Shares. Each Reporting Person, may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims the formation of a group and the beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a joint filing agreement, dated as of February 18, 2020, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.3	Press Release, dated February 18, 2020.

Exhibit 99.4
Joint Filing Agreement to Schedule 13D by and among Percy Rockdale, LLC, Rio Royal LLC, MG Capital Management Ltd., Michael Gorzynski, George R. Brokaw and Kenneth S. Courtis dated as of February 18, 2020).

Exhibit 99.5	Powers of Attorney.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2020

Percy Rockdale LLC

By:  /s/ Michael Gorzynski
     Michael Gorzynski, as Sole Manager

Rio Royal LLC

By:  /s/ Michael Gorzynski
     Michael Gorzynski, as Sole Manager

MG Capital Management Ltd.

By:   /s/ Michael Gorzynski
     Michael Gorzynski, as Sole Director

 /s/ Michael Gorzynski
Michael Gorzynski, a natural person, individually
and as attorney-in-fact for George R. Brokaw and
Kenneth S. Courtis

SCHEDULE A

Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days

Reporting Person	Date of Transaction	Number of Shares Purchased	Price Per Share[1]
Rio Royal	12/26/2019	5,000	2.18
Rio Royal	12/26/2019	5,000	2.26
Percy Rockdale	1/10/2020	1,500,000	2.135
Percy Rockdale	1/15/2020	800,000	2.26
Percy Rockdale	2/3/2020	122,000	3.46
George R. Brokaw	1/29/2020	5,000	2.87
George R. Brokaw	1/31/2020	3,000	3.239
George R. Brokaw	2/3/2020	1,000	3.418
George R. Brokaw	2/7/2020	1,000	3.38
George R. Brokaw	2/10/2020	8,000	3.80
Kenneth S. Courtis	1/6/2020	22,619	3.3762
Kenneth S. Courtis	1/30/2020	7,964	2.8318
Kenneth S. Courtis	2/3/2020	100,000	3.4361
Kenneth S. Courtis	2/4/2020	6,753	3.3993

1 Excluding any brokerage commissions.